UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under the cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-          N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Xiaochun WANG
Name:	Xiaochun WANG
Title:	Chairman and Chief Executive Officer

Date: November 25, 2008

Exhibit 99.1

Tongjitang Chinese Medicines Company Announces

Third Quarter 2008 Financial Results

SHENZHEN, China, November 25, 2008 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM) (“Tongjitang” or the “Company”), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its unaudited financial results for the third quarter of 2008, ended September 30, 2008.

Highlights for the Quarter Ended September 30, 2008

•

Net revenues decreased 13.0% year over year to RMB 110.4 million ($16.3 million),[1] reflecting a 3.8% decline in Xianling Gubao (“XLGB”) sales to RMB78.9 million ($11.6 million), and a 50.6% decline in sales of other core products to RMB12.6 million ($1.8 million). Products by Guizhou Long-Life Pharmaceutical Company Limited (“Guizhou LLF”) contributed approximately 4.6% of revenue in the third quarter, compared with 8.5% in the second quarter.

•	Gross margin decreased to 62.4% in the third quarter of 2008 from 63.9% in the same period of 2007 and 66.7% in the second quarter of 2008.

•	Net income for the third quarter of 2008 was RMB7.2 million ($1.1 million), which yielded net income per ADS of RMB0.21 ($0.03), and net income per share[2] of RMB0.05 ($0.01).

Financial Results for the Quarter Ended September 30, 2008

Net revenue for the third quarter of 2008 was RMB110.4 million ($16.3 million), down 13.0%, or RMB16.5 million, from RMB126.9 million in the same period of 2007, and down 7.7% quarter over quarter. XLGB sales decreased 3.8% to RMB78.9 million ($11.6 million) in the third quarter of 2008, compared with RMB82.0 million in the third quarter of 2007 and RMB81.5 million in the second quarter of 2008. Revenue performance also reflected a decline in sales of the Company’s other core products, such as Moisturizing and Anti-itching Capsules, Zaoren and Dianbaizhu, which decreased to RMB12.6 million ($1.8 million) from RMB25.5 million in the third quarter of 2007. Revenue contribution from Guizhou LLF decreased 50.0%, to RMB5.1 million, from RMB10.2 million in the second quarter of 2008.

Xiaochun Wang, Chief Executive Officer and Chairman of Tongjitang, stated, “As we complete the restructuring of our OTC sales team, we expect sales of XLGB products to increase. We also made recent strides in our efforts against counterfeit products when PRC courts banned production and distribution of the counterfeit ‘Xianling Gubao Granules.’ We are confident about our long-term growth prospects, and will continue to develop new products and make viable acquisitions.”

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended September 30, 2008 were made at the noon buying rate on September 30, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB6.7899 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Gross profit decreased 15.0%, to RMB69.0 million ($10.2 million) in the third quarter of 2008, from RMB81.1 million in the third quarter of 2007. Gross margin was 62.4% in the third quarter of 2008, compared with 63.9% in the same period of 2007 and 66.7% in the second quarter of 2008. Tongjitang’s cost of revenues and the decreased gross margin reflected the reduced revenues from Guizhou LLF (which enjoy a higher margin) and the increased cost of raw materials for products other than XLGB and other core products. The price of barrenwort, used in the production of XLGB, remained stable in the third quarter of 2008.

Operating income in the third quarter of 2008 was RMB7.7 million ($1.1 million), compared with RMB 29.4 million in the third quarter of 2007, primarily reflecting revenue performance year over year.

Net income was RMB7.2 million ($1.1 million), net income per ADS was RMB0.21 ($0.03), and net income per share was RMB0.05 ($0.01) in the third quarter of 2008. The Company’s net income per ADS and net income per share are based on a share count of 134.9 million.

Financial Results for the Nine Months Ended September 30, 2008

For the nine months ended September 30, 2008, revenues decreased 19.3%, to RMB335.8 million ($49.5 million), from RMB 416.3 million in the first nine months of 2007. During this same time period, gross profit decreased 21.7%, to RMB213.2 million ($31.4 million), from RMB272.3 million. Income from operations decreased 93.0%, to RMB8.5 million ($1.2 million), from RMB120.5 million in the first nine months of 2007, and net income decreased 82.4%, to RMB27.0 million ($4.0 million), or RMB 0.20 ($0.03) per share, from RMB153.1 million, or RMB1.23 per share, in the first nine months of 2007. Net income per ADS was RMB0.80 ($0.12) in the first nine months of 2008, compared with net income per ADS of RMB4.94 in the first nine months of 2007. On a year over year basis, weighted average number of shares outstanding for the first nine months of 2008 increased 11.2% to 134.7 million.

Tongjitang recognized approximately RMB18.5 million ($2.7 million) of share-based compensation expenses in the first nine months of 2008. Please refer to the attached GAAP to Non-GAAP reconciliation table for additional details.

Balance Sheet

As of September 30, 2008, the Company had cash and cash equivalents of RMB579.1 million ($85.3 million). This compares with RMB731.1 million as of June 30, 2008, and RMB797.8 million as of December 31, 2007.

Business Update

•	Tongjitang is in the process of finding a replacement for the position of CFO. Until the right candidate is appointed, Mr. Eric Chan will continue to serve as the Company’s interim CFO.

•

On September 9, 2008, the Company announced that it had been approved by its board of directors (the “Board”), but was not obligated, to purchase up to $20 million of its American Depositary Shares (“ADS”). This proposed repurchase plan was approved by the Company shareholders at the Annual General Meeting on November 3, 2008. At the same meeting, shareholders also approved an amendment to the Company’s Articles of Association that authorized the Board to approve and execute future share repurchase plans without shareholder approval, and an amendment to the Company’s share incentive plan to authorize the Board to adjust the exercise prices of outstanding options.

•

Tongjitang has filed a lawsuit against Jilin Liaoyuan Yulongyadong Pharmaceutical (“Yulongyadong”) for violation of PRC Intellectual Property Protection laws. The action, filed on May 28, 2008 with Guiyang Intermediate People’s Court in China, seeks to prevent Yulongyadong from infringing upon the Company’s trademark by deliberately copying its product, Xianling Gubao. In mid-November, the Court issued a ruling that banned Yulongyadong or any of its distributors from producing or selling “Xianling Gubao Granules”. Unless Yulongyadong appeals to a higher court, the matter has been resolved.

Mr. Wang continued, “We are pleased that the Guiyang Intermediate People’s Court ruled in our favor, and hope that this ruling will deter other possible infractions. We expect that the sales of XLGB will recover gradually and continue to grow thereafter.”

Financial Outlook

The Company today adjusted its financial expectations for fiscal year 2008:

•	Revenue is expected to reach RMB450 million;

•	Gross margin is reiterated at levels in the mid-60%; and

•	Guidance for 2009 will be issued when the Company releases its full year 2008 financial results.

Additionally, the Company expects to capitalize on incremental revenue opportunities not yet factored into the above guidance, including:

•	Acquisitions which enhance the Company’s product portfolio, brand leadership, revenue diversification and profitability;

•	Expansion of the sales and marketing network to distribute core products into new pharmacies and hospitals; and

•	New product rollouts from the Company’s product pipeline, which currently includes over 11 potential new products.

These forecasts reflect the Company’s current and preliminary view, which is subject to change.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP net income and non-GAAP earnings per share, all of which exclude the share-based compensation expenses recorded under Statement of Financial Accounting Standards 123R, “Share-Based Payment”. The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in our business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

Conference Call

The Company will hold a conference call on November 25, 2008 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers:

United States toll free: 1-888-455-2238

Hong Kong toll free: 800-968-103

Northern China toll free: 10 800 712 0046

Southern China toll free: 10 800 120 0046

International: 1-719-325-2377

Listeners may access the replay through December 2, 2008, by dialing the following numbers:

United States toll free: 1-888-203-1112

International: 1-719-457-0820

Password: 4128255

An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 18 other modernized traditional Chinese medicine products and 38 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward -looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: if disruptions in the financial markets and other macro-economic challenges currently affecting the economy of the United States and other parts of the world continue or even worsen, it may adversely impact the economy and consumer confidence in China; our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1, our annual report on Form 20-F and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT

Ashley M. Ammon or Christine Duan

ICR, Inc.

203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company

Reconciliation of GAAP to Non-GAAP

(In thousands, except share and per share data)

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income	50,110	7,205	1,060	153,119	26,964	3,970
Share-based compensation expenses (Note 2)	—	33	5	—	18,499	2,724

Non-GAAP net income	50,110	7,238	1,065	153,119	45,463	6,694

GAAP earnings per share
Ordinary shares
-Basic	0.37	0.05	0.01	1.23	0.20	0.03
-Diluted	0.37	0.05	0.01	1.23	0.20	0.03

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	1.23	N/A	N/A

Non-GAAP earnings per share
Ordinary shares
-Basic	0.37	0.05	0.01	1.23	0.34	0.05
-Diluted	0.37	0.05	0.01	1.23	0.34	0.05

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	1.23	N/A	N/A

Shares used in computation of GAAP / Non-GAAP earnings per share
Ordinary shares
-Basic	133,693,008	134,929,722	134,929,722	121,154,578	134,701,821	134,701,821
-Diluted	133,693,008	134,929,722	134,929,722	121,154,578	134,701,821	134,701,821

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	2,873,229	N/A	N/A

(Note 1)

The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.7899 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

Share-based compensation expenses recorded in accordance with SFAS 123R are as follows:

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	—	33	5	—	18,499	2,724

Tongjitang Chinese Medicines Company

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

	Third Quarter Ended September 30			First 3 Quarters Ended September 30
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	126,949	110,439	16,265	416,344	335,828	49,460
Cost of revenues	45,864	41,478	6,109	143,996	122,609	18,058

Gross profit	81,085	68,961	10,156	272,348	213,219	31,402
Advertising expenses	(15,523)	(18,686)	(2,752)	(61,046)	(62,111)	(9,148)
Other selling and marketing expenses	(16,356)	(14,500)	(2,136)	(43,279)	(57,775)	(8,509)
General and administrative expenses	(16,016)	(20,345)	(2,996)	(39,490)	(71,275)	(10,497)
Research and development expenses	(4,109)	(8,056)	(1,186)	(9,009)	(14,663)	(2,160)
Other operating income	285	369	54	1,013	1,091	161

Income from operations	29,366	7,743	1,140	120,537	8,486	1,249
Other income (expenses):
Interest income	8,751	5,399	795	20,359	13,745	2,024
Interest expense	(2,843)	(5,049)	(744)	(7,480)	(13,264)	(1,953)
Investment income (loss)	4,014	(596)	(88)	4,263	(1,655)	(244)
Other income (loss), net	10,849	1,419	209	15,815	24,762	3,647

Income before income taxes and minority interest	50,137	8,916	1,312	153,494	32,074	4,723
Provision for income taxes	(50)	(1,800)	(265)	(411)	(5,328)	(785)
Minority interest, net of taxes	23	89	13	36	218	32

Net income	50,110	7,205	1,060	153,119	26,964	3,970

Earnings per share
Ordinary shares
-Basic	0.37	0.05	0.01	1.23	0.20	0.03
-Diluted	0.37	0.05	0.01	1.23	0.20	0.03

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	1.23	N/A	N/A

Shares used in computation of earnings per share
Ordinary shares
-Basic	133,693,008	134,929,722	134,929,722	121,154,578	134,701,821	134,701,821
-Diluted	133,693,008	134,929,722	134,929,722	121,154,578	134,701,821	134,701,821

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	2,873,229	N/A	N/A

(Note)

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.7899 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Dec. 31	Jun. 30	Sep. 30	Sep. 30
	2007	2008	2008	2008
	RMB	RMB	RMB	US$
				(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	797,755	731,054	579,139	85,294
Short-term bank deposit	—	80,000	80,000	11,782
Notes receivable	48,959	31,766	31,955	4,706
Accounts receivable, net of allowance for doubtful accounts	272,562	275,736	250,461	36,887
Amount due from a related party	535	535	15,035	2,214
Amount due from a director	—	17,871	17,575	2,588
Amounts due from former shareholders of a subsidiary	—	658	658	97
Inventories	76,194	92,917	95,168	14,016
Trading securities	2,797	1,602	976	144
Prepaid advertising expenses	9,334	15,081	8,557	1,260
Other prepaid expenses and current assets, net of allowance for doubtful accounts	7,776	23,819	22,716	3,346

Total current assets	1,215,912	1,271,039	1,102,240	162,334
Property, plant and equipment, net	155,849	172,896	169,169	24,915
Land use rights, net	18,739	28,969	28,993	4,270
Deposits for acquisition of property, plant and equipment, and intangible assets	11,197	29,736	184,550	27,180
Acquired intangible assets, net (Note 2)	90,018	102,217	97,110	14,302
Goodwill (Note 2)	—	28,210	28,210	4,155
Long-term prepaid expenses	333	—	2,080	306
Long-term other asset	—	—	1,000	147
Deferred tax assets	2,007	2,016	2,018	297

Total assets	1,494,055	1,635,083	1,615,370	237,906

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	89,100	148,100	185,100	27,261
Accounts payable	18,009	20,621	19,690	2,900
Amounts due to related parties	1,893	1,332	1,332	196
Amounts due to former shareholders of a subsidiary	—	8,750	7,237	1,066
Accrued expenses and other current liabilities	57,810	99,648	83,211	12,254
Income taxes payable	3,080	727	2,947	434

Total current liabilities	169,892	279,178	299,517	44,111
Long-term bank loans	74,000	107,000	65,000	9,573
Deferred tax liabilities	12,955	15,000	14,364	2,115

Total liabilities	256,847	401,178	378,881	55,799

Minority interest	632	503	414	61

Shareholders’ equity	1,236,576	1,233,402	1,236,075	182,046

Total liabilities and shareholders’ equity	1,494,055	1,635,083	1,615,370	237,906

(Note 1)

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended September 30, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.7899 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at September 30, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in the second quarter of 2008 and hence the net book value for intangible assets and goodwill is preliminary and subject to revision once we complete the valuation exercise.